[TCA Cable TV, Inc. Logo]

                                                           NEWS RELEASE
                               For Immediate Release:  January 16, 1998
                                            Contact:  Robert A. Roseman


                           TCA CABLE TV, INC. ADOPTS
                            SHAREHOLDER RIGHTS PLAN


     [Tyler, Texas] -- TCA Cable TV, Inc. ("TCA") announced today that its

Board of Directors has adopted a Shareholder Rights Plan.  In the face of the rapidly evolving cable television industry, the adoption of the Rights Plan provides protection against coercive or unfair takeover tactics, and should encourage anyone seeking to acquire the Company to negotiate with the Board first.  The Rights Plan is similar to plans adopted by many public companies and should provide a sound and reasonable means of safeguarding the interests of all shareholders should an effort be made to acquire the Company at a price not reflective of its fair value.

     In connection with the adoption of the Rights Plan, the Board declared a dividend of one preferred share purchase right for each outstanding share of

Company Common Stock.  Each Right, which is not presently exercisable,

entitles the holder to purchase one one-thousandth of a share of Series A

Junior Participating Preferred Stock at an exercise price of $170.  In the event that any person acquires 15 percent or more of the outstanding shares of Common Stock, each holder of a Right (other than the acquiring person or group) will be entitled to receive, upon payment of the exercise price, that number of Common Stock having a market value equal to two times the exercise price.  In order to retain flexibility and the ability to maximize shareholder value in the event of unknown future transactions, the Board retains the power to redeem the Rights for a set amount.

     The distribution of the Rights will be made on January 28, 1998, payable to shareholder of record at the close of business on that date.  The Rights
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will expire on January 15, 2008, and the distribution of Rights is not taxable to the Company's shareholders.  In conjunction with the distribution,

details of the Rights are contained in a letter which is being mailed to all shareholders of the Company.  For further information, contact Bob Roseman at

TCA at (903) 595-3701.